UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value US$0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Liang Zhang

103 Dong Lu Yuan

Tongzhou District, Beijing 101101

People’s Republic of China

+86 10 5801 6800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164C 10 2	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beams Power Investment Limited – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 87164C 10 2	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liang Zhang – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARE S BNEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87164C 10 2	13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiuqing Meng – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Introductory Note

This Amendment No. 7 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 25, 2005, as previously amended and supplemented by amendments to Schedule 13D filed on January 11, 2008, April 30, 2008, January 15, 2016, February 1, 2016, March 10, 2016 and November 18, 2016 (as so amended, the “Original Schedule 13D”), jointly by Beams Power Investment Limited (“Beams”), Mr. Liang Zhang (“Mr. Zhang”) and Ms. Xiuqing Meng (“Ms. Meng”, and together with Beams and Mr. Zhang, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 28, 2017, at 11:00 a.m., Beijing time, a special meeting of stockholders of the Company was held at the Synutra International Building, 106 Dong Lu Yuan, Tongzhou District, Beijing 101101, China. At the special meeting, the Company’s stockholders voted in favor of the proposal to approve the agreement and plan of merger, dated as of November 17, 2016 (the “Merger Agreement”), by and among the Company, Beams and Beams Power Merger Sub Limited (“Merger Sub”), providing for the merger of Merger Sub with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Beams (the “Merger”).

On May 15, 2017, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Company, with the Company as the surviving corporation in the Merger and a wholly owned subsidiary of Beams. Upon consummation of the Merger, each issued and outstanding Share, other than the Excluded Shares and the Dissenting Shares, was converted automatically into the right to receive US$6.05 in cash without interest.

Upon consummation of the Merger, the Company became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Shares ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) following the close of trading on May 15, 2017 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

As a result of these transactions, as of May 15, 2017, none of the Reporting Persons beneficially owns any Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) As of the date hereof, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c) Except as set forth in Item 4 of this statement, none of the Reporting Persons has effected any transactions in the Shares during the last sixty days.

(d) Not Applicable.

(e) May 15, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2017

Beams Power Investment Limited

By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Director

Liang Zhang

/s/ Liang Zhang

Xiuqing Meng

/s/ Xiuqing Meng